Bioheart, Inc.

13794 NW 4th Street, Suite 212

Sunrise, Florida 33325

February 8, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100F Street, NE

Washington, D.C. 20549

Attention: Mr. Jeffrey P. Riedler

RE:	Bioheart, Inc.
Registration Statement on Form S-1
Filed January 19, 2012
File No. 333-179096

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Bioheart, Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will become effective at 5:00 p.m., Washington Time, on Friday, February 10, 2012, or as soon thereafter as possible.

We hereby acknowledge the following:

•         that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Catherine Sulawske-Guck

Catherine Sulawske-Guck

Chief Operating Officer

cc: Andrew Smith, Esq. (Sichenzia Ross Friedman Ference LLP)